UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

INFORMATION STATEMENT REQUIRED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

BRAINWORKS VENTURES, INC.
(Exact name of small business issuer as specified in its corporate charter)

0-06334
(Commission File No.)

Nevada	87-0281240
(State of Incorporation)	(IRS Employer Identification No.)

1700 Water Place
Suite 190
Atlanta, GA 30339
(Address of principal executive offices)
(404) 524-1667
(Registrant’s telephone number, including area code)

INFORMATION STATEMENT
OUTSTANDING SHARES AND VOTES
BENEFICIAL OWNERSHIP
CHANGE IN CONTROL
LEGAL PROCEEDINGS
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
BOARD COMMITTEES
BOARD OF DIRECTORS MEETINGS
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Option/SAR Grants in Last Fiscal Year
Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values
Long-Term Incentive Plans — Awards in Last Fiscal Year

BRAINWORKS VENTURES, INC.
1700 WATER PLACE
SUITE 190
ATLANTA, GEORGIA 30339

INFORMATION STATEMENT

APRIL 17, 2003

INTRODUCTION

     Brainworks Ventures, Inc., a Nevada corporation (the “Company”), furnishes this Information Statement on or about April 17, 2003 to its stockholders of record pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder, in connection with a proposed change in the membership of a majority of the seats on the Board of Directors to occur subsequent to a merger (the “Merger”) between the Company, AAHoldings Acquisition Sub, Inc., a Georgia corporation and wholly-owned subsidiary of Brainworks (“Merger Sub”) and AssuranceAmerica Corporation, a Georgia corporation (“AssuranceAmerica”).

     On April 1, 2003, the Company, the Merger Sub, AAHoldings, LLC, a Delaware limited liability company (the “LLC”) and AssuranceAmerica entered into a merger agreement (the “Merger Agreement”) and effected the Merger such that AssuranceAmerica became a subsidiary of the Company, and the LLC and the Merger Sub ceased to exist. As required by the terms of the Merger Agreement, the LLC was converted from a limited liability company to a corporation under the laws of the State of Georgia, such that AssuranceAmerica succeeded to the business, assets and liabilities of the LLC, and the LLC ceased to exist. Thereafter, the Merger Sub merged with AssuranceAmerica, leaving AssuranceAmerica as the surviving corporation and a subsidiary of the Company. AssuranceAmerica is a property and casualty-oriented holding company, focusing on the non-standard automobile markets.

     In connection with the Merger, the outstanding shares of common stock, no par value, of AssuranceAmerica were exchanged on a one-for-one basis for an aggregate of 19,508,902 shares of Company common stock, par value, $.01 per share (“Company Common Stock”). Because of an insufficient number of authorized shares of Company Common Stock, the shareholders of AssuranceAmerica continue to hold an aggregate of 23,241,098 shares of Converting Preferred Stock, no par value, of AssuranceAmerica (“AssuranceAmerica Preferred Stock”) which stock will be converted into an aggregate of 23,241,098 shares of Company Common Stock as soon as the authorized number of shares of Company Common Stock is increased.

     In addition, in connection with the Merger, Marc J. Schwartz and Cole F. Walker resigned from the Board of Directors of the Company (the “Board of Directors”), effective immediately prior to the closing of the Merger. Donald Ratajczak is the sole remaining member of the Board of Directors. Dr. Ratajczak, as the sole remaining director of the Company, will appoint the following two (2) individuals to serve as new members of the Board of Directors: Guy W. Millner and Lawrence Stumbaugh. These new members will hold office until the next meeting of the stockholders of the Company.

     This Information Statement is being mailed to stockholders of record as of March 31, 2003 and filed with the U.S. Securities and Exchange Commission on April 17, 2003.

     NO VOTE OR OTHER ACTION IS REQUIRED OF THE STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT OR THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR. A PROXY IS NOT BEING SOUGHT AND YOU ARE NOT REQUESTED TO SUBMIT A PROXY.

OUTSTANDING SHARES AND VOTES

     As of March 31, 2003, there were issued and outstanding 2,271,090 shares of Company Common Stock. An aggregate of 19,508,902 shares was issued to AssuranceAmerica shareholders on April 1, 2003, in connection with the Merger, for a total of 21,779,992 shares of Company Common Stock. Each share of Company Common Stock entitles the holder thereof to one (1) vote on each matter that may come before a meeting of the stockholders.

BENEFICIAL OWNERSHIP

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information regarding the beneficial ownership of Company Common Stock as of March 31, 2003, as of April 1, 2003 and upon conversion of the AssuranceAmerica Preferred Stock for an aggregate of 23,241,098 shares of Company Common Stock, assuming such conversion occurred on April 1, 2003 by (i) any person or group known to the Company to beneficially own more than five percent (5%) of Company Common Stock as of March 31, 2003, prior to the closing of the Merger, (ii) any person or group known to beneficially own more than five (5%) of Company Common Stock as of April 1, 2003, upon the closing of the Merger, (iii) each past director, current director and incoming director, (iv) each named executive officer (as defined in Item 402(a)(3) of Regulation S-K) and (v) all directors and executive officers as a group.

	Prior to Closing of Merger		Subsequent to Closing of Merger			Subsequent to Conversion

Name and Address	Number of		Number of
of Beneficial Owner (1)	Shares	Percent of Class (2)	Shares		Percent of Class (3)	Number of Shares		Percent of Class (6)

Donald Ratajczak	138,000	6.0	138,000		*	138,000		*
Marc J. Schwartz	235,000	10.3	235,000		1.1	235,000		*
Cole F. Walker	73,000	3.2	73,000		*	73,000		*
Robert J. Cormican	0	—	0		—	0		—
Guy W. Millner	0	—	16,442,924	(4)	75.5	36,029,195	(7)	80
Lawrence Stumbaugh	0	—	2,901,693	(5)	13.3	6,360,805	(8)	14.1
All executive officers and directors as a group (3 persons prior and 4 persons subsequent to closing the Merger)	446,000	19.6	19,790,617		90.9	42,836,000		95.1

*	Represents less than 1% of the outstanding shares.

(1)	Unless otherwise indicated, the address for each person is 1700 Water Place, Suite 190, Atlanta, GA 30339.

(2)	Percentage of ownership is based on a total of 2,271,090 shares of Company Common Stock outstanding on March 31, 2003.

(3)	Percentage of ownership is based on the Company having 2,271,090 shares of Company Common Stock issued and outstanding as of March 31, 2003, plus an aggregate of 19,508,902 shares issued to AssuranceAmerica shareholders on April 1, 2003 in connection with the Merger, equaling a total of 21,779,992 shares of Company Common Stock.

(4)	Consists of indirect beneficial ownership by Mr. Millner of 16,442,924 shares of Company Common Stock held by Sercap Holdings, LLC.

(5)	Consists of indirect beneficial ownership by Mr. Stumbaugh of 2,901,693 shares of Company Common Stock held by Sercap Holdings, LLC.

(6)	Percentage of ownership is based on the Company having 2,271,090 shares of Company Common Stock issued and outstanding as of March 31, 2003, plus an aggregate of 19,508,902 shares issued to AssuranceAmerica shareholders on April 1, 2003 in connection with the Merger, plus an aggregate of 23,241,098 shares converted into Company Common Stock, equaling a total of 45,021,090 shares of Company Common Stock.

(7)	Consists of indirect beneficial ownership by Mr. Millner of 36,029,195 shares of Company Common Stock held by Sercap Holdings, LLC upon conversion of the AssuranceAmerica Preferred Stock.

(8)	Consists of indirect beneficial ownership by Mr. Stumbaugh of 6,360,805 shares of Company Common Stock held by Sercap Holdings, LLC upon conversion of the AssuranceAmerica Preferred Stock.

CHANGE IN CONTROL

     On April 1, 2003, the Company executed the Merger between Merger Sub and AssuranceAmerica. Pursuant to the Merger, Merger Sub ceased to exist, and AssuranceAmerica became a subsidiary of the Company. In accordance with the Merger, each share of then outstanding common stock of AssuranceAmerica was converted into the right to receive one share of Company Common Stock. Each share of converting preferred stock, no par value, of AssuranceAmerica (“AssuranceAmerica Preferred Stock”) will remain outstanding until the authorized number of shares of Company Common Stock is increased to a number sufficient to exchange each share of AssuranceAmerica Preferred Stock for one share of Company Common Stock, which will occur simultaneously with the increase in the number of shares authorized of Company Common Stock. A special meeting of stockholders of the Company will be held as soon as practicable to vote upon a proposal to increase the authorized shares of Company Common Stock.

     In connection with the Merger, Guy W. Millner and Lawrence Stumbaugh will be appointed to the Board of Directors to fill the vacancies created by the resignations of Marc Schwartz and Cole Walker. Mr. Schwartz and Mr. Walker resigned from the Board of Directors, effective immediately prior to the closing of the Merger. Donald Ratajczak, as the sole remaining director of the Company, will appoint Mr. Millner and Mr. Stumbaugh to the Board of Directors. The percentage of voting securities of the Company that Mr. Millner and Mr. Stumbaugh beneficially hold is stated in the table immediately above.

LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceedings, including any material legal proceedings to which any director, officer or affiliate of the Company or any owner of more than 5% of any class of the Company’s voting securities (or any associate of such persons) is a party adverse to or with an adverse interest to the Company or any of its subsidiaries.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Directors Continuing in Office

     In connection with the Merger Agreement, Marc J. Schwartz and Cole F. Walker resigned from the Board of Directors, effective immediately prior to the closing of the Merger. Donald Ratajczak is the sole remaining member of the Board of Directors continuing to serve as a director. Pursuant to the bylaws of the Company (the “Bylaws”), Dr. Ratajczak, as the sole remaining director of the Company, will appoint the following two individuals to serve as new members of the Board of Directors: Guy W. Millner and Lawrence Stumbaugh. These new members will serve as directors until the next meeting of the stockholders of the Company.

     Set forth below is the name, age, positions and offices held and a brief description of the business experience of the person who is continuing to serve as a director of the Company.

     Donald Ratajczak, age 60, currently serves as a director on the Board of Directors of the Company and will remain a director of the Company. In connection with the Merger, Dr. Ratajczak terminated his service as Chairman of the Board of Directors and CEO, having served in those capacities since May 2000 (until April of 2003). From May 2000 to November 2000, Dr. Ratajczak also served as President of the Company. From July 1973 to June 2000, Dr. Ratajczak served as a professor and Director of Economic Forecasting Center at the J. Mack Robinson College of Business Administration at Georgia State University. Currently, Dr. Ratajczak serves on the Board of Directors of the following organizations: T.B.C. Corporation, a tire distribution company; Ruby Tuesday, Inc., a food service company; and C.I.M. High Yield, a bond fund company. He is a former director of Morgan, Keegan & Co., a broker/dealer company.

Incoming Directors

     Set forth below are the names, ages, positions and offices held and brief descriptions of the business experience of the incoming directors of the Company.

     Guy W. Millner, age 67, will serve as a director and an executive officer of the Company in the position of Chairman of the Board of Directors. Mr. Millner currently serves as the Chairman of MI Holdings, Inc. and has served in such capacity since 1984. From 1961 to 1999, Mr. Millner served as Chairman of Norrell Corporation, of which he was also a founder. Norrell was a publicly traded organization with revenues exceeding $1.4 billion. The company was engaged in the business of temporary staffing and employed more than 45,000 people. Norrell ultimately merged with what is now Spherion Corporation. Today, Mr. Millner is a private investor and serves on the national Board of the United Way of America. He is a founder and former Chairman of the LLC.

     Lawrence “Bud” Stumbaugh, age 63, will serve as a director of the Company. He presently serves as the President and CEO of the Company. From 1997 through April of 2003, Mr. Stumbaugh served as President and CEO of the LLC, of which he was also a founder. Prior to the formation of the LLC, Mr. Stumbaugh served as the President and CEO of Lawmark International Corporation from 1991 to 1997. Mr. Stumbaugh was a private investor, acquirer and operator of multiple companies in several different industries. From 1980 to 1989, he owned and operated a temporary staffing business that was later sold to a public European company. Simultaneous with his entrepreneurial and professional business involvement, Mr. Stumbaugh served as a Georgia State Senator for 16 years. During the last eight years of his public service, Mr. Stumbaugh was the Chairman of the Insurance Committee in the State Senate. Mr. Stumbaugh oversees and manages the day-to-day operation of AssetAmerica Insurance Agencies.

Executive Officers

     Pursuant to the Bylaws, Dr. Ratajczak, as the sole remaining member of the Board of Directors, has elected executive officers who shall remain in office until their successors are elected or until their death, resignation or removal. Set forth below are the names, ages, positions and offices held and brief description of the business experience of persons who are serving as executive officers of the Company since the Merger.

     Robert J. Cormican, age 55, serves as Senior Vice President, Chief Financial Officer (“CFO”) and Secretary of the Company. Mr. Cormican has an extensive background in insurance accounting, with over 25 years of experience. From 2002 through April of 2003, Mr. Cormican served as the Senior Vice President and CFO of the LLC. Prior to joining the LLC, Mr. Cormican served as the Vice President of Prudential Property & Casualty Company, from 1997 through 2001. From 1984 through 1997, Mr. Cormican served as the Senior Vice President and CFO of Southern Heritage Insurance. Mr. Cormican has also worked in the accounting department at the Atlanta Casualty Insurance Company and served the functions of controller and treasurer for a Crum & Forster subsidiary. Additionally, Mr. Cormican co-founded and served as the Senior Vice President and CFO of Southern Heritage Insurance Company of Tucker, Georgia, where he played a key role in the company’s initial public offering. Mr. Cormican holds a BBA in accounting and an MBA in finance.

     Guy W. Millner, please refer to Mr. Millner’s Board of Directors biography above.

     Lawrence “Bud” Stumbaugh, please refer to Mr. Stumbaugh’s Board of Directors biography above.

     There are no family relationships among any of the directors or the executive officers of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Neither the Company, nor any of its subsidiaries, has been party to any transaction, or series of similar transactions, during the last fiscal year, or (other than the obligation of the Company to issue shares of Company Common Stock on conversion of the AssuranceAmerica Preferred Stock and for compensation of the officers and directors of the Company) any currently proposed transaction, or series of similar transactions, in which the amount involved exceeded $60,000 and in which any director, executive officer, nominee for directorship, beneficial security holder of more than five (5) percent or any member of the immediate family of any of the foregoing persons, had a material interest.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires each person who was a director, officer or beneficial owner of more than ten percent of the Company’s equity securities at any time during the fiscal year to file with the SEC and furnish to the Company reports of ownership and reports of changes in ownership.

     To the best knowledge of the Company, all directors, officers and beneficial owners of more than ten percent (10%) complied with the Section 16(a) filing requirements during the most recent fiscal year.

BOARD COMMITTEES

     The Board of Directors of the Company does not presently have a standing Audit Committee, Nominating Committee, Compensation Committee, or any committees performing similar functions.

BOARD OF DIRECTORS MEETINGS

     The Board of Directors of the Company held a total of two (2) meetings, including regularly scheduled and special meetings, during the last fiscal year ended March 31, 2003. Each Director attended at least 75% of the aggregate of the meetings of the Board of Directors and committees of which he was a member.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Directors

     The Company did not compensate the directors, for the fiscal years ended March 31, 2003 and March 31, 2002, for their service on the Board of Directors. For the fiscal year ended March 31, 2001, the Company compensated the directors with options to purchase Common Stock granted pursuant to the Company’s 2000 Stock Option Plan.

Compensation of Executive Officers

     The following tables set forth the cash and non-cash compensation paid or awarded by the Company during each of the years in the three-year period ending on March 31, 2003, to the Chief Executive Officer of the Company and to the four most highly compensated executive officers of the Company other than the Chief Executive Officer.

Summary Compensation Table

					Long Term Compensation

		Annual Compensation			Awards			Payouts

Name and Principal Position	Year Ended March 31,	Salary ($)	Bonus ($)	Other Annual compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/ SARs (1)		LTIP Payouts ($)	All Other Compensation ($)

Donald Ratajczak(2)	2003	—	—	—	—	—		—	—
Chief Executive	2002	—	—	—	—	—		—	—
Officer	2001	—	—	—	—	260,000	(3)	—	—

					Long Term Compensation

		Annual Compensation			Awards			Payouts

Name and Principal Position	Year Ended March 31,	Salary ($)	Bonus ($)	Other Annual compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/ SARs (1)		LTIP Payouts ($)	All Other Compensation ($)

Marc J. Schwartz (4)	2003	—	—	—	—	—		—	—
Chief Financial	2002	—	—	—	—	—		—	—
Officer	2001	—	350,000	—	—	410,000	(5)	—	120,000	(6)
Cole F. Walker (7)	2003	—	—	—	—	—		—	—
Chief Operating	2002	—	—	—	—	—		—	—
Officer	2001	—	—	—	—	—		—	—

(1)	Unless otherwise noted, represents options granted under the Company’s incentive stock plan.

(2)	Dr. Ratajczak began serving as Chief Executive Officer of the Company in May 2000. Dr. Ratajczak also served as President of the Company from May 2000 to November 2000.

(3)	Included options to purchase 150,000 shares of Common Stock granted to Dr. Ratajczak prior to his election as director and officer of the Company. Such option was not granted pursuant to the Company’s 2000 Stock Option Plan.

(4)	Mr. Schwartz joined the Company as an executive officer in May 2000.

(5)	Included option to purchase 300,000 shares of Common Stock granted to Mr. Schwartz pursuant to the terms of a Consulting Agreement entered into between the Company and Mr. Schwartz in April 2000, prior to Mr. Schwartz becoming an officer and director of the Company, and terminated in May 2000. Such options were not granted pursuant to the Company’s 2000 Stock Option Plan.

(6)	Represents compensation paid to Mr. Schwartz pursuant to the terms of a Consulting Agreement entered into between the Company and Mr. Schwartz in April 2000, prior to Mr. Schwartz becoming an officer and director of the Company, and terminated in May 2000.

(7)	Mr. Walker joined the Company as an executive officer in February 2001.

Option/SAR Grants in Last Fiscal Year

     The Company did not grant options or stock appreciation rights during the last fiscal year ended March 31, 2003.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

			Number of Unexercised		Value of Unexercised
	Shares Acquired on		Options/SARs at Fiscal		in-the-money Options/SARs
Name	Exercise	Value Realized	Year-End		at Fiscal Year-End (1)

			Exercisable	Unexercisable	Exercisable	Unexercisable

Donald Ratajczak	0	—	150,000	110,000	0	0
Marc J. Schwartz	0	—	110,000	100,000	0	0
Cole F. Walker	0	—	—	—	0	0

(1)	Value of the Company’s unexercised, in-the-money options based on the average of the high and low price of the Company’s common stock as of March 31, 2003, which was $0.30.

Long-Term Incentive Plans — Awards in Last Fiscal Year

     The Company did not grant long-term incentive awards in the last fiscal year ended March 31, 2003.

Employment Agreements, Termination of Employment, Change-in-Control Arrangements

     The Company has not entered into or amended employment agreements with its principal executive officers in connection with the Merger.

SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAINWORKS VENTURES, INC.

	By:	/s/ Robert J. Cormican
Robert J. Cormican Senior Vice President
Dated: April 17, 2003